Exhibit 99.7

IM Cannabis Closes Private Placement for Gross Proceeds of Approximately US$4.1 Million

Toronto, Ontario and Glil Yam, Israel – July 31, 2025 – IM Cannabis Corp. (“IM Cannabis” or the “Company”) (NASDAQ: IMCC), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that, effective July 30, 2025 (the “Closing Date”) it has closed a private placement offering (the “Offering”), through the issuance of 2,050,000 units (each a “Unit”) at a price per Unit of C$2.7427 for gross proceeds of C$5,622,522, approximately US$4,100,000, based on an exchange rate of US$1.0000:C$1.3713 as of July 21, 2025, as published on the website of the Bank of Israel (the “Exchange Rate”).

Each Unit consisted of one common share in the capital of the Company (each, a “Common Share”), or one pre-funded Common Share purchase warrant (each, a “Pre-Funded Warrant”) in lieu thereof, and one Common Share purchase warrant (each, a “Warrant”).

Each Warrant entitles its holder to acquire one Common Share (each, a “Warrant Share”) at an exercise price of C$3.43 per Warrant Share for a period of sixty (60) months from its issuance.

Each Pre-Funded Warrant entitles its holder to purchase one Common Share (each, a “Pre-Funded Share”) at a price of C$0.00001 per Pre-Funded Share at any time until exercised in full.

In connection with the Offering, Pure Equity Ltd., acted as a consultant to the Offering.

All securities issued under the Offering are subject to a hold period of four months and one day from the Closing Date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada. The Offering is being made in reliance on an exemption from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Accordingly, the securities issued in the Offering may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Pursuant to the subscription agreements between the Company and each investor signatory therein, the Company has agreed to file a resale registration statement on Form F-3 (or other available form) (the “Registration Statement”) providing for the resale by the purchasers of the Common Shares, the Warrant Shares and the Pre-Funded Shares within thirty (30) calendar days of the Closing Date. The Company shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable, but in no event later than the date, which shall be either: (i) in the event that the U.S. Securities and Exchange Commission does not review the Registration Statement, sixty (60) calendar days after the Closing Date, or (ii) in the event that the U.S. Securities and Exchange Commission reviews the Registration Statement, ninety (90) days after the Closing Date.

The Company intends to use the proceeds from the Offering for general working capital, repayment of existing indebtedness and general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction.

About IM Cannabis Corp.

IM Cannabis (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IM Cannabis ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution center, and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the intended use of proceeds, the future exercise of the Warrants and the Pre-Funded Warrants, the filing of the Registration Statement and the efforts of the Company to cause it to become effective.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s inability to access the capital markets and/or raise future financing; the Company not using the proceeds as stated herein; the Warrants and/or Pre-Funded Warrants not being exercised in the future; the Company’s inability to file the Registration Statement and/or failed efforts of the Company to cause it to become effective. Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.